UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fiserv, Inc.

(Exact name of the registrant as specified in its charter)

Wisconsin	1-38962	39-1506125
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 N. Vel R. Phillips Avenue, Milwaukee, WI		53203
(Address of principal executive offices)		(Zip code)

Eric C. Nelson

Senior Vice President, General Counsel

and Secretary

(262) 879-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report for Fiserv, Inc. for the reporting period January 1, 2025 to December 31, 2025, is provided as Exhibit 1.01 to this Form SD and is publicly available at https://investors.fiserv.com/corporate-governance/documents-charters under the heading “Conflict Minerals Report.”

Item 1.02	Exhibit

As required by Item 1.01 of this Form SD, a Conflict Minerals Report has been filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fiserv, Inc.

By:	/s/ Eric C. Nelson
Eric C. Nelson
Senior Vice President, General Counsel and Secretary

Date: May 27, 2026